SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 30 January 2015

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

30 January 2015
BT GROUP PLC

RESULTS FOR THE THIRD QUARTER AND NINE MONTHS TO 31 DECEMBER 2014

BT Group plc (BT.L) today announced its results for the third quarter and nine months to 31 December 2014.

		Third quarter to 31 December 2014		Nine months to 31 December 2014
		£m	Change	£m	Change
Revenue1		4,475	(3)%	13,212	(2)%
Underlying revenue2 excluding transit			(1.0)%		(0.1)%
EBITDA1		1,567	2%	4,452	1%
Profit before tax	- adjusted1	814	13%	2,142	11%
	- reported	694	12%	1,803	15%
Earnings per share	- adjusted1	8.0p	10%	21.4p	12%
	- reported	6.9p	10%	18.1p	(2)%
Normalised free cash flow3		908	£354m	1,563	£459m
Net debt				6,202	£(1,438)m

Gavin Patterson, Chief Executive, commenting on the results, said:

"This quarter we have delivered good growth in profit before tax and strong free cash flow.

"Openreach achieved the highest growth in the number of landlines on record.  It was also our best ever quarter for fibre broadband net additions.  All the major communications providers are responding to the strong market demand for fibre broadband, helping to drive take-up in what is already a very competitive market.

"Our superfast fibre broadband network now covers around three-quarters of the UK.  BT has been at the forefront of fibre innovation and investment, from which all communications providers benefit.  We aim to keep it that way.  So today we're announcing large-scale pilots this summer of ultrafast broadband with G.fast.  We now think we can deploy this technology at scale which will enable us to deliver ultrafast speeds of up to 500Mbps to most of the UK within a decade.

"I am pleased that we have agreed the 2014 triennial funding valuation and recovery plan with the Trustee of the BT Pension Scheme.  The funding deficit is £7.0bn at 30 June 2014, an increase from 2011 reflecting the low interest rate environment.  Over the next three years we will pay £2.0bn into the scheme, which is less than we paid over the previous three years.  We have agreed a 16 year recovery plan reflecting the strength and sustainability of our future cash flow generation.

"Mobility is a key growth area for us.  We are making good progress on our due diligence in relation to a possible acquisition of EE and will make further announcements in due course.  In the meantime, our Consumer mobile launch plans remain on track."

Financial highlights for the third quarter:

• Underlying revenue2 excluding transit down 1%
• Underlying operating costs4 excluding transit down 3% reflecting the benefit of our cost transformation activities
• EBITDA1 up 2% and earnings per share1 up 10%
• Normalised free cash flow3 of £908m, up 64%
• Outlook reaffirmed

1 Before specific items.  Specific items are defined on page 3
2 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals
3 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
4 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals, and is before depreciation and amortisation

GROUP RESULTS FOR THE THIRD QUARTER AND NINE MONTHS TO 31 DECEMBER 2014

	Third quarter to 31 December			Nine months to 31 December
	2014	2013	Change	2014	2013	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted1	4,475	4,599	(3)	13,212	13,539	(2)
- reported	4,475	4,599	(3)	13,270	13,539	(2)
- underlying revenue excluding transit			(1.0)			(0.1)
EBITDA
- adjusted1	1,567	1,537	2	4,452	4,411	1
- reported	1,519	1,491	2	4,306	4,229	2
Operating profit
- adjusted1	949	867	9	2,564	2,367	8
- reported	901	821	10	2,418	2,185	11
Profit before tax
- adjusted1	814	722	13	2,142	1,926	11
- reported	694	617	12	1,803	1,565	15
Earnings per share
- adjusted1	8.0p	7.3p	10	21.4p	19.1p	12
- reported	6.9p	6.3p	10	18.1p	18.5p	(2)
Capital expenditure	599	581	3	1,648	1,772	(7)
Normalised free cash flow2	908	554	64	1,563	1,104	42
Net debt				6,202	7,640	£(1,438)m

Line of business results1

	Revenue			EBITDA			Free cash flow2
Third quarter to	2014	20133	Change	2014	20133	Change	2014	20133	Change
31 December	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,694	1,847	(8)	261	290	(10)	52	111	(53)
BT Business	789	808	(2)	266	257	4	224	218	3
BT Consumer	1,083	1,014	7	251	175	43	274	99	177
BT Wholesale	532	589	(10)	136	146	(7)	114	30	280
Openreach	1,255	1,274	(1)	651	660	(1)	471	452	4
Other and intra-group items	(878)	(933)	6	2	9	(78)	(227)	(356)	36
Total	4,475	4,599	(3)	1,567	1,537	2	908	554	64

1 Before specific items
2 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
3 Certain results have been restated.  See Note 1 to the condensed consolidated financial statements

Notes:

1.
 The commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items.  Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items.  This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group.  The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence.  In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.  Specific items may not be comparable with similarly titled measures used by other companies.  Reported revenue, reported operating costs, reported EBITDA, reported operating profit, reported profit before tax, reported net finance expense, reported EPS and reported free cash flow are the equivalent unadjusted or statutory measures.

2.
Trends in underlying revenue, trends in underlying operating costs, and underlying EBITDA are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to long-term profitable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items.  We focus on the trends in underlying revenue and underlying operating costs excluding transit as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

Enquiries

Press office:
Ross Cook                                                                                                           Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                                                                                  Tel: 020 7356 4909

A conference call for analysts and investors will be held at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

We expect to announce the fourth quarter and full year results for 2014/15 on 7 May 2015.

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2014, BT Group's reported revenue was £18,287m with reported profit before taxation of £2,312m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.
 http://www.rns-pdf.londonstockexchange.com/rns/5549D_-2015-1-29.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  30 January 2015